SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                    Form 6-K

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


For the month of: October, 2002                 Commission File Number:   1-9059

                            BARRICK GOLD CORPORATION
                              (Name of Registrant)

                                Royal Bank Plaza
                             South Tower, Suite 2700
                                  P.O. Box 119
                                Toronto, Ontario
                                 Canada M5H 2J3
                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                      Form 20-F                  Form 40-F X
                               ---                        ---


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                         Yes                         No X
                            ---                        ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

                           INCORPORATION BY REFERENCE



     The Registrant's Management's Discussion and Analysis of Financial Results for the quarter ended September 30, 2002 and the Comparative Unaudited Financial Statements and the notes thereto for that same period (Exhibit 2 of Form 6-K (Commission File No. 1-9059) furnished to the Commission October 24, 2002) are incorporated by reference into the Registrant's registration statements on Form F-9/F-3 (Nos. 333-6756 and 333-6756-1) and Form F-3 (Nos. 333-14148).

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          BARRICK GOLD CORPORATION



Date:  October 24, 2002                   By: /s/ Sybil E. Veenman
                                             ----------------------------
                                             Name:  Sybil E. Veenman
                                             Title: Associate General Counsel
                                                    and Secretary

                                     EXHIBIT

Exhibit        Description of Exhibit                                    Page
-------        ----------------------                                    ----

   1           Press release

   2 Barrick Gold Corporation's Comparative Unaudited Financial Statements for the quarter ended September 30, 2002 and the notes thereto prepared in accordance with U.S. generally accepted accounting principles ("US GAAP") and Management's Discussion and Analysis of Financial Results (US GAAP) for the same period



                                                                       EXHIBIT 1

[BARRICK LOGO]

THIRD QUARTER PRESS RELEASE  - TORONTO, OCTOBER 24, 2002
For Immediate Release
Based on US GAAP and expressed in US dollars.

Barrick Earns $34 Million or $0.06 Per Share in Third Quarter
Company Affirms '02 Production & Cost Estimates


--------------------------------------------------------------------------------
Third Quarter in Brief
--------------------------------------------------------------------------------
o    Net income totals $34 million, or 6 cents per share
o    Operating cash flow totals $156 million, or 29 cents per share
o    Production totals 1.38 million ounces of gold at $180 per ounce
o    Cash position increases to $988 million
o Hedge commitments reduced by almost 2 million ounces; further reductions expected in fourth quarter
o Growth Plan projected to generate 2 million new ounces of annual production at $125 per ounce
--------------------------------------------------------------------------------

Barrick Gold Corporation today reported earnings of $34 million ($0.06 per share) and operating cash flow of $156 million ($0.29 per share) for the third quarter ended September 30, 2002, compared to earnings of $59 million ($0.11 per share) and operating cash flow of $181 million ($0.34 per share) in the prior-year period. As previously announced, during the current quarter, certain operations experienced lower than anticipated grades and recovery rates, resulting in lower production and higher costs. For the full year, the Company continues to expect to produce 5.7 million ounces of gold, at an average cash cost of $178 per ounce, with earnings in the range of $0.33 to $0.35 per share (excluding non-hedge related adjustments) on the basis of spot gold prices averaging $315 per ounce for the balance of the year.

     Before non-hedge related adjustments, Barrick reported current quarter income of $37 million(1) ($0.06 per share) compared to $62 million ($0.12 per share) in the prior-year quarter. The Company reported free cash flow of $68 million1 during the quarter, after capital expenditures, up from $26 million in the prior-year period.

     "A variety of unrelated operating issues from first half 2002 proved more stubborn than we'd expected and resulted in a disappointing quarter," said President and Chief Executive Officer Randall Oliphant. "But we've got the issues in hand, we've got our focus on change, and we've got a plan in place to make changes happen. These issues in no way detract from the fundamental quality of our asset base - or the growth pipeline we have in place," continued Mr. Oliphant, referring to the Company's recently announced plans to add four mines in five years, with a total of 2 million ounces of new production at an average cash cost of $125 per ounce over the first 10 years of production.

     For the first nine months of 2002, net income was $139 million ($0.26 per share) compared to $204 million

----------
1 For an explanation of non-GAAP performance measures refer to pages 14-15 of the management's discussion and analysis.

BARRICK THIRD QUARTER REPORT 2002                                  PRESS RELEASE

($0.38 per share) in the first nine months of 2001. Net income before non-hedge-related adjustments was $132 million1 ($0.24 per share) compared to $183 million ($0.34 per share) in the prior-year period. Operating cash flow, before previously accrued Homestake merger costs, was $522 million1 ($0.97 per share) for the first nine months of 2002, compared to $579 million ($1.08 per share) in the prior-year period. After paying the previously accrued $38 million in merger costs, the Company recorded operating cash flow of $484 million ($0.90 per share) for the first nine months of 2002.

TOTAL YEAR PRODUCTION ON TARGET

Total production for the third quarter was 1.38 million ounces of gold at total cash costs of $180 per ounce, generating cash margins of $162 an ounce. Last year's production for the third quarter was 1.53 million ounces of gold at total cash costs of $165 per ounce, resulting in cash margins of $151 per ounce. For the year, production is expected to be 5.7 million ounces, at total cash costs of $178 per ounce. Longer term, the Company continues to forecast average annual production from existing operations of 5.5 million ounces at total cash costs of $175 per ounce through 2006, in line with current performance.

     "The lower third quarter results reflect lower than planned mining rates and grades in several of our underground mines, requiring us to substitute lower-grade ore from other areas of the operations," said Vice Chairman and Chief Operating Officer John Carrington. "We're working on mine sequencing and processing issues at these operations with one aim in mind: producing more gold at lower cash costs." Carrington confirmed that the Company expects the improvement process to continue through the quarter.

FORWARD SALES POST 59TH STRAIGHT QUARTER BEATING SPOT PRICE

Spot gold prices averaged $314 per ounce for the third quarter, compared to $274 per ounce in the year-earlier period. Combining deliveries into the Premium Gold Sales Program with sales at the spot price, the Company realized an average price of $342 per ounce, $28 higher than the average spot price for the period - the 59th consecutive quarter the Program has bettered the spot price. Overall for the quarter, the program generated an additional $39 million in revenue.

     The changing economic environment has led to adjustments in the Company's forward sales program. As a result of the Company's overall financial strength, lower forward premiums due to the decline in interest rates and the positive outlook for gold prices, Barrick announced plans in September 2002 to bring its forward sales position down to 12 million ounces, or 15 percent of current reserves - a one-third reduction from present levels - by yearend 2003, based on market conditions. In line with that plan, the Company reduced its forward sales position from 17.9 million ounces at the close of second quarter 2002 to 16.9 million ounces by third quarter's end, and reduced its variable price sales and call option contract position from 3.1 million ounces to 2.2 million ounces, moving toward a target of 1.5 million ounces.

     The Company maintains a strong financial position, with the industry's only A-rating, and closed the quarter with a cash position of $988 million, working capital of $773 million, and no net debt.

GROWTH PIPELINE PROGRESSING

The quarter also saw the announcement of the Company's $2 billion, four-mine/five-year growth plan, centered on Alto Chicama in Peru, Cowal in Australia, Veladero in Argentina and Pascua-Lama, straddling the border of Chile and Argentina(2). The four projects, projected to come into production between 2005 and 2008, are expected to add a total of 2 million ounces of annual production at an average cash cost for the first 10 years of $125 per ounce, with higher production and lower cash costs in the early years. The Company estimates an internal rate of return from the four

----------
2 For details of the growth plan and the four projects, see Barrick's press release of September 17, 2002.

BARRICK THIRD QUARTER REPORT 2002           2                      PRESS RELEASE
projects of 14 percent at $325 gold, and 11 percent at $300 gold - well above its 8 percent cost of capital.

     "When you couple our steady free cash flow with our solid balance sheet, we're confident we have the financial resources we need to bring our growth pipeline online," said Jamie Sokalsky, Barrick's Senior Vice President and Chief Financial Officer.

     As the quarter ended, the Company completed the feasibility study for the Veladero Project, which envisions a valley-fill heap leach operation, similar to the Company's Pierina Mine.

     Barrick's shares are traded under the ticker symbol ABX on the Toronto, New York, London and Swiss Stock Exchanges and the Paris Bourse.


BARRICK THIRD QUARTER REPORT 2002           3                      PRESS RELEASE

                                                                       EXHIBIT 2

Key Statistics

(in United States dollars, US GAAP basis)                   Three months ended Sept. 30,        Nine months ended Sept. 30,
                                                            ----------------------------        ---------------------------
(Unaudited)                                                          2002           2001               2002            2001
----------------------------------------------------------------------------------------        ---------------------------
Operating Results
Gold production (thousands of ounces)                               1,378          1,532              4,099           4,620
Gold sold (thousands of ounces)                                     1,384          1,474              4,265           4,654

Per Ounce Data
     Average spot gold price                                        $ 314          $ 274              $ 306           $ 269
     Average realized gold price                                      342            316                338             319
     Cash operating costs (3)                                         173            158                171             156
     Total cash costs (1) (3)                                         180            165                178             163
     Total production costs (3)                                       273            253                268             245
----------------------------------------------------------------------------------------        ---------------------------
Financial Results (millions)
Gold sales                                                          $ 473          $ 466            $ 1,441         $ 1,483
Net income before non-hedge derivative gains (losses) (3)              37             62                132             183
Net income                                                             34             59                139             204
Operating cash flow excluding payments of previously
  accrued merger related costs (3)                                    156            181                522             579
Operating cash flow                                                   156            181                484             579

Per Share Data (dollars)
     Net income before non-hedge derivative gains (losses) (3)       0.06           0.12               0.24            0.34
     Net income (basic and diluted)                                  0.06           0.11               0.26            0.38
     Operating cash flow excluding payments of previously
        accrued merger related costs (3)                             0.29           0.34               0.97            1.08
     Operating cash flow                                             0.29           0.34               0.90            1.08
Common shares outstanding (as at Sept. 30) (millions)(2)              542            536                542             536
----------------------------------------------------------------------------------------        ---------------------------

                                                          As at Sept. 30,  As at Dec. 31,
                                                          ------------------------------
                                                                     2002           2001
----------------------------------------------------------------------------------------
Financial Position (millions)
Cash and short-term investments                                     $ 988          $ 733
Working capital                                                       773            484
Long-term debt                                                        766            793
Shareholders' equity                                                3,326          3,192
----------------------------------------------------------------------------------------

1    Includes royalties and production taxes.
2 Includes shares issuable upon exchange of HCI (Homestake Canada Inc.) exchangeable shares.
3 For an explanation of non-GAAP performance measures refer to pages 14-15 of management's discussion and analysis.

BARRICK THIRD QUARTER REPORT 2002           4                SUMMARY INFORMATION

Production and Cost Summary

                                      Production (attributable ounces)                   Total Cash Costs (US$/oz)
                               ---------------------------------------------------------------------------------------------
                                3 months ended 09/30,   9 months ended 09/30,    3 months ended 09/30,  9 months ended 09/30,
                               ---------------------   ---------------------    --------------------    --------------------
(Unaudited)                         2002       2001          2002      2001           2002     2001           2002     2001
----------------------------------------------------   ---------------------    --------------------    --------------------
North America
     Betze-Post                  333,746    328,572     1,003,761 1,183,906          $ 247    $ 236          $ 230    $ 221
     Meikle                      150,032    206,941       447,705   555,577            206      140            204      142
----------------------------------------------------   ---------------------    --------------------    --------------------
     Goldstrike Property Total   483,778    535,513     1,451,466 1,739,483            233      200            222      195
     Eskay Creek                  84,868     78,939       261,764   238,310             43       59             36       52
     Round Mountain              100,063    102,882       289,133   301,021            174      180            180      178
     Hemlo                        63,346     67,334       185,878   216,876            244      205            242      209
     Holt-McDermott               18,978     20,784        62,075    57,268            174      133            166      169
----------------------------------------------------   ---------------------    --------------------    --------------------
                                 751,033    805,452     2,250,316 2,552,958            194      182            195      181
----------------------------------------------------   ---------------------    --------------------    --------------------
South America
     Pierina                     219,067    264,586       617,040   691,869             77       40             74       40
Australia
     Plutonic                     81,422     76,356       223,359   226,783            187      154            183      162
     Darlot                       37,517     31,472       105,382    95,061            164      164            169      167
     Lawlers                      30,167     24,693        84,720    71,234            168      191            176      205
----------------------------------------------------   ---------------------    --------------------    --------------------
     Yilgarn District Total      149,106    132,521       413,461   393,078            173      163            178      171
     Kalgoorlie                   94,071     84,276       261,669   291,404            228      199     #      220      190
----------------------------------------------------   ---------------------    --------------------    --------------------
                                 243,177    216,797       675,130   684,482            196      177            195      179
----------------------------------------------------   ---------------------    --------------------    --------------------
Africa
     Bulyanhulu (1)               86,344     85,384       255,543   148,963            199      199            203      202
Other/Mines closing in 2002       77,884    160,158       301,331   541,933            180      164            188      195
----------------------------------------------------   ---------------------    --------------------    --------------------
Total                          1,377,505  1,532,377     4,099,360 4,620,205          $ 180    $ 165          $ 178    $ 163
----------------------------------------------------   ---------------------    --------------------    --------------------

1 Commenced production April 2001

                                                                                  Consolidated Production Costs (US$/oz)
                                                                                --------------------------------------------
                                                                                 3 months ended 09/30,  9 months ended 09/30,
                                                                                --------------------    --------------------
                                                                                      2002     2001           2002     2001
----------------------------------------------------------------------------------------------------    --------------------
     Direct mining costs                                                             $ 181    $ 168          $ 187    $ 166
     Applied stripping                                                                  12        7              5        6
     By-product credits                                                                (20)     (17)           (21)     (16)
----------------------------------------------------------------------------------------------------    --------------------
Cash operating costs                                                                   173      158            171      156
     Royalties                                                                           6        6              6        6
     Production taxes                                                                    1        1              1        1
----------------------------------------------------------------------------------------------------    --------------------
Total cash costs                                                                       180      165            178      163
     Amortization                                                                       87       79             84       73
     Reclamation                                                                         6        9              6        9
----------------------------------------------------------------------------------------------------    --------------------
Total production costs                                                               $ 273    $ 253          $ 268    $ 245
----------------------------------------------------------------------------------------------------    --------------------

BARRICK THIRD QUARTER REPORT 2002           5                SUMMARY INFORMATION

                                                                  Exhibit 2 MD&A
Management's Discussion and Analysis of Financial and Operating Results

What follows is a discussion and analysis of the factors contributing to the results of operations in third quarter 2002. The accompanying unaudited interim consolidated financial statements and related notes, which are presented in accordance with United States generally accepted accounting principles ("US GAAP"), together with the following information, are intended to provide investors with a reasonable basis for assessing our operations, but should not serve as the only basis for predicting our future performance.

OVERVIEW

For third quarter 2002, we produced 1.4 million ounces of gold at total cash costs of $180 per ounce, compared to 1.5 million ounces of gold at $165 per ounce in third quarter 2001. Net income was $34 million ($0.06 per share), compared to $59 million ($0.11 per share) for third quarter 2001. Before non-hedge derivative gains/(losses), net income was $37 million(1) ($0.06 per share), compared to $62 million ($0.12 per share) for the year-earlier period. In third quarter 2002, operating cash flows totaled $156 million ($0.29 per share), compared to $181 million ($0.34 per share) for third quarter 2001.

GOLD SALES

Revenue for third quarter 2002 reached $473 million on gold sales of 1.4 million ounces, up from $466 million in revenue on 1.5 million ounces for third quarter 2001. Higher revenue for the 2002 quarter resulted from a $26 per ounce, or 8 percent, increase in the average realized price, partially offset by a 6 percent decrease in gold sales. The increase in our average realized price is due principally to higher spot gold prices, which averaged $314 per ounce for the third quarter, compared to $274 per ounce in the year-earlier period. Combining deliveries from our Premium Gold Sales Program and spot gold sales, we realized an average price of $342 per ounce, $28 higher than the average spot price for the period, generating an additional $39 million in revenue.

     Future gold production committed under spot deferred contracts in our Premium Gold Sales Program totaled 16.9 million ounces at quarter's end, down 1 million ounces from the second quarter, deliverable over the next 15 years at an average price of $342 per ounce. As we announced on September 17, we are reducing and simplifying our program, given the low forward premiums resulting from the decline in U.S. interest rates, our overall financial strength and our positive view of the gold price. Our target is to reduce our forward sales position to 12 million ounces by the end of 2003 - representing approximately 15 percent of the Company's current gold reserves, compared to today's 21 percent. At the same time, we plan to reduce our call option and variable price sales contract positions. Over the last quarter, we reduced those positions from 3.1 to 2.2 million ounces, with a target of reaching 1.5 million ounces by the end of 2003.

REVIEW OF OPERATIONS AND EXPLORATION AND DEVELOPMENT PROJECTS

During the quarter, several operations experienced lower than anticipated grades and recovery rates, resulting in lower production and higher costs. We expect the actions we are taking to resolve these issues to continue during the fourth quarter, leading to the revised cash cost estimates for the year issued in the last week of September.

--------------------------------------------------------------------------------
                                   Q3 2002             Q3 2001             2002E
--------------------------------------------------------------------------------
Production                       1,377,505           1,532,377         5,665,000
Total cash cost                       $180               $165               $178
--------------------------------------------------------------------------------

----------
1 For an explanation of non-GAAP performance measures refer to pages 14-15 of the management's discussion and analysis.

BARRICK THIRD QUARTER REPORT 2002      6    MANAGEMENT'S DISCUSSION AND ANALYSIS

     The quarter also saw the announcement of our $2 billion four-mine/five-year growth plan, centered on development projects at Alto Chicama in north-central Peru, Cowal in Australia, and Veladero and Pascua-Lama on the border of Chile/Argentina: projects we expect to bring into production between 2005 and 2008, to add a total of approximately 2 million ounces of annual production at an estimated average cash cost for the first 10 years of $125 per ounce, with higher production and lower cash costs in the early years.

Goldstrike Property (Nevada)

--------------------------------------------------------------------------------
                                Q3 2002              Q3 2001               2002E
--------------------------------------------------------------------------------
Production                      483,778              535,513           2,040,000
Total cash cost                    $233                 $200                $219
--------------------------------------------------------------------------------

o Lower production and higher costs for third quarter 2002 compared to the year-earlier quarter relate to lower grades processed from both the open pit and underground.
o For the year, Goldstrike is on track to produce 2 million ounces, marginally lower (off 3%) than 2002 plan.
o Cash costs for 2002 are expected to be $14 per ounce higher (up 7%) than plan, primarily due to increased costs at Meikle.

Betze-Post (Goldstrike Property)

--------------------------------------------------------------------------------
                                Q3 2002              Q3 2001               2002E
--------------------------------------------------------------------------------
Production                      333,746              328,572           1,390,000
Total cash cost                   $ 247                 $236               $ 228
--------------------------------------------------------------------------------

o Third quarter production was below plan while cash costs were higher than plan, due to lower grades and recovery rates in the autoclaves, caused by ore blending/routing issues, partially offset by an increase in tons milled (up 12%).
o Production in third quarter 2002 was marginally higher than the year-earlier quarter, as productivity gains at the roaster increased throughput 20 percent, offsetting lower head grades.
o Higher costs compared to the year-earlier quarter relate to processing more tons at lower grades, as well as higher power costs. Power costs have increased 19 percent over the year-earlier quarter, or $10 per ounce.

Meikle (Goldstrike Property)

--------------------------------------------------------------------------------
                                Q3 2002              Q3 2001               2002E
--------------------------------------------------------------------------------
Production                      150,032              206,941             650,000
Total cash cost                   $ 206                 $140               $ 198
--------------------------------------------------------------------------------
o Third quarter production was lower (8%) than the mid-year plan and cash costs higher (8%) than plan, as the Mine encountered difficulty mining high grade remnant ore in the main Meikle zone.
o Lower production compared to the year-earlier quarter is due primarily to lower grades processed (off 27%), partially offset by the higher mining rate at Rodeo.
o Higher cash costs in third quarter 2002 compared to the year-earlier quarter are primarily due to mining and processing more tons at lower grade, as well as higher power costs.
o The drill program to better define mineralization at the Banshee target continues, with a decision on a Meikle-to-Banshee access drift due by year-end.

Eskay Creek (British Columbia)

--------------------------------------------------------------------------------
                                Q3 2002              Q3 2001               2002E
--------------------------------------------------------------------------------
Production                       84,868               78,939             355,000
Total cash cost                    $ 43                  $59                $ 42
--------------------------------------------------------------------------------
o Production for third quarter 2002 was lower than plan, as a strike at a third-party smelter that treats Eskay Creek ore necessitated a reduction in the mining rate.
o Third quarter production was higher and cash costs lower than the year-earlier quarter, due to higher mining and processing rates, as well as a higher silver by-product credit.

BARRICK THIRD QUARTER REPORT 2002      7    MANAGEMENT'S DISCUSSION AND ANALYSIS

o For 2002, production is expected to be approximately 11,000 ounces below plan, yet cash costs are expected to be $9 per ounce lower than plan. Were it not for the third-party smelter strike, production would have bettered plan, with lower cash costs.
o While the negotiators at the third-party smelter have requested a mid-October resumption of settlement talks, our revised estimates reflect the strike continuing through the balance of the year. In the meantime, we have entered into discussions with other smelters to process Eskay Creek ore.

Round Mountain (Nevada) (50% share)

--------------------------------------------------------------------------------
                                Q3 2002              Q3 2001               2002E
--------------------------------------------------------------------------------
Production                      100,063              102,882             380,000
Total cash cost                   $ 174                 $180               $ 190
--------------------------------------------------------------------------------

o For third quarter 2002, production was higher (10%) than plan, while cash costs were lower (8%), due to the processing of low-cost stockpiles.
o The Mine is on track to surpass its production and cash cost targets for the year.
o Based on encouraging drill results, a study is now underway of the economics of a small starter pit at Gold Hill (5 miles from the Round Mountain deposit).

Hemlo (Ontario) (50% share)

--------------------------------------------------------------------------------
                                Q3 2002              Q3 2001               2002E
--------------------------------------------------------------------------------
Production                       63,346               67,334             270,000
Total cash cost                   $ 244                 $205               $ 227
--------------------------------------------------------------------------------

o Third quarter production 2002 was lower than plan (off 14%), while cash costs were higher than the plan (up 31%), due to the shortfall in production.
o Lower production and higher costs compared to the year-earlier quarter relate to a lower amount of better grade ore from the underground, requiring the substitution of lower-grade open pit ore.
o Lower underground production is due to geotechnical issues that forced a revision of the mine plan in certain higher-grade areas of the mine.
o A paste backfill plant, scheduled for completion in 2003, is expected to improve stope cycle times and ground support in the underground, improving the cost structure.
o Overall we expect a lower but more stable mining rate in these higher-grade areas, leading to a gradual improvement in the cost structure.
o For the year, due to the mine's geotechnical issues, production is expected to be 34,000 ounces lower than plan, with cash costs $35 per ounce higher.

Holt-McDermott (Ontario)

--------------------------------------------------------------------------------
                                Q3 2002              Q3 2001               2002E
--------------------------------------------------------------------------------
Production                       18,978               20,784              85,000
Total cash cost                   $ 174                $ 133               $ 174
--------------------------------------------------------------------------------
o For third quarter 2002, production was below plan (18%) than the year-earlier quarter, while cash costs were significantly higher, due to fewer tons mined and lower grades processed.
o The Mine continues to experience lower grades due to dilution in the current mining areas.
o For the year, production is expected to be lower than plan by 5,000 ounces, with cash costs $26 per ounce higher, due to lower grades processed than planned.

Pierina (Peru)

--------------------------------------------------------------------------------
                                Q3 2002              Q3 2001               2002E
--------------------------------------------------------------------------------
Production                      219,067              264,586             885,000
Total cash cost                    $ 77                  $40                $ 78
--------------------------------------------------------------------------------

o    For third quarter 2002, production and cash costs were in line with plan.
o Lower production and higher costs compared to the year-earlier quarter relate to the Mine reaching life-of-mine grade, and the first year of amortization of deferred mining costs.
o The Mine is on track to exceed its production target for the year by 65,000 ounces (or 8%), at similar cash costs, due to higher mining and processing rates.

BARRICK THIRD QUARTER REPORT 2002      8    MANAGEMENT'S DISCUSSION AND ANALYSIS

Yilgarn District (Western Australia)
Plutonic

--------------------------------------------------------------------------------
                                Q3 2002              Q3 2001               2002E
--------------------------------------------------------------------------------
Production                       81,422               76,356             320,000
Total cash cost                   $ 187                $ 154               $ 185
--------------------------------------------------------------------------------

o For third quarter 2002, production was below plan (7%) while cash costs were higher (20%), due to delays in accessing planned, higher grade stopes underground combined with geotechnical issues in several stopes. This required the substitution of lower-grade open pit and stockpile ore.
o Gold production and cash costs in third quarter 2002 were higher than the year-earlier period, as a result of an increase in higher-cost open pit mining.
o For the year, production is expected to be marginally lower than plan (2%), while cash costs are expected to be $29 per ounce higher. Higher cash costs reflect a smaller contribution from the high-grade underground, replaced by low-grade open pit and stockpile ore.

Darlot

--------------------------------------------------------------------------------
                                Q3 2002              Q3 2001               2002E
--------------------------------------------------------------------------------
Production                       37,517               31,472             140,000
Total cash cost                   $ 164                 $164               $ 172
--------------------------------------------------------------------------------
o For third quarter 2002, production was higher than plan (6%), due to increased throughput, while cash costs rose due to higher than expected unit mining costs, reflecting higher levels of development.
o Gold production in third quarter 2002 was higher (19%) than the year-earlier period, due to increased throughput and higher grades.
o For the year, production is on target, with cash costs higher than plan ($18 per ounce), driven by accelerated work to access higher-grade stopes.

Lawlers

--------------------------------------------------------------------------------
                                Q3 2002              Q3 2001               2002E
--------------------------------------------------------------------------------
Production                       30,167               24,693             110,000
Total cash cost                   $ 168                 $191               $ 187
--------------------------------------------------------------------------------

o Third quarter production was higher than plan, while cash costs were significantly lower than plan, primarily due to increased grades and recovery rates.
o Production in third quarter 2002 was higher than the year-earlier period, while cash costs for the quarter were lower than third quarter 2001, reflecting higher grades and lower unit mining and royalty costs, partially offset by higher unit processing costs.
o For the year, the Mine is on track to meet its production target at marginally higher cash costs.

Kalgoorlie - Super Pit (Western Australia) (50% share)

--------------------------------------------------------------------------------
                                Q3 2002              Q3 2001               2002E
--------------------------------------------------------------------------------
Production                       94,071               84,276             365,000
Total cash cost                   $ 228                 $199               $ 226
--------------------------------------------------------------------------------

o Third quarter 2002 production was in line with plan, while cash costs rose 6 percent due to higher mining and processing costs.
o Production in third quarter 2002 was up (10,000 ounces) over the year-earlier period, while cash costs were up (15%), primarily due to higher unit operating costs.
o For the year, production is expected to be in line with plan, while cash costs are expected to be higher than plan by $21 per ounce, reflecting higher mining and processing costs combined with lower grades processed.
o A joint venture committee continues to explore operating initiatives that will improve the Mine's cost structure and operating system.

BARRICK THIRD QUARTER REPORT 2002      9    MANAGEMENT'S DISCUSSION AND ANALYSIS

Bulyanhulu (Tanzania)

--------------------------------------------------------------------------------
                                Q3 2002              Q3 2001               2002E
--------------------------------------------------------------------------------
Production                       86,344               85,384             350,000
Total cash cost                   $ 199                $ 199               $ 199
--------------------------------------------------------------------------------
o Third quarter production was lower than plan (10%) while cash costs were higher (9%), due to lower mining and processing rates, as well as lower grades (all off 5%).
o Lower mining rates and grades during the quarter reflect a slower-than-planned ramp up in the mining rate in the better grade long hole stoping areas.
o The recovery rate for third quarter 2002 averaged 86.5 percent, up from just below 82 percent for the year-earlier period, but 1 percent lower than plan.
o The higher recovery rates over the prior period reflect the completion of process facility modifications at the end of the second quarter 2002. The Mine continues to optimize the circuit to produce consistently higher recovery rates.
o For the year, production is expected to be below plan (3%), while cash costs are expected to be higher (15%) than plan, due to lower grades processed and higher concentrate costs.

Other Properties

--------------------------------------------------------------------------------
                                Q3 2002              Q3 2001               2002E
--------------------------------------------------------------------------------
Production                       77,884              160,158             365,000
Total cash cost                    $180                 $164                $188
--------------------------------------------------------------------------------

o Lower production during third quarter 2002 was due to the closure of three mines since third quarter 2001 and the winding down of three more.
o By year's end, all of the mines in this group are expected to have ceased operations due to the depletion of reserves, with the exception of Marigold, which produces about 30,000 ounces per year.

DEVELOPMENT AND EXPLORATION UPDATE

--------------------------------------------------------------------------------
                                        Alto                             Pascua-
Estimated                            Chicama       Cowal    Veladero        Lama
--------------------------------------------------------------------------------
Production (000's                        500         270         530         800
ozs.)
Cash costs ($ per oz.)                $  130      $  170      $  155      $   85
Capital cost ($                       $300-350    $  180      $  425      $1,175
millions)
Production start-up                     2005        2005        2006        2008
--------------------------------------------------------------------------------

On September 17, 2002, we announced our growth plan, consisting of development targets and timelines for four mines over the next five years. In this section, the four mines are treated first, followed by updates on additional exploration efforts.

Alto Chicama (Peru)

On September 17 we provided an updated resource classification at Alto Chicama. We calculated an indicated resource of 103 million tons, grading 0.056 ounces per ton, for a total of 5.74 million ounces of gold, and an inferred resource of 33 million tons grading 0.046 ounces per ton gold for 1.53 million ounces. This compares to an inferred resource of 7.3 million ounces of gold, as announced on July 10, 2002. Metallurgical testwork is in progress; preliminary results on the oxide material indicate the ore is amenable to heap leaching.

     We estimate Alto Chicama will produce 500,000 ounces per year at an average cash cost over the first decade of $130 per ounce. Capital costs are projected at $300 to $350 million.

     Work in the quarter focused on infill and condemnation drilling. The infill program is planned to bring drill spacing on the Lagunas Norte deposit to reserve density status by early 2003. The condemnation program has been successful in locating areas suitable for the necessary facilities. In addition, step-out drilling is underway in order to continue to expand the resource, which remains open to the north and south. A new resource model will be calculated for year-end 2002.

     For the balance of the year, our objectives include further progress toward the completion of a 2003 feasibility study, including metallurgical test work and

BARRICK THIRD QUARTER REPORT 2002     10    MANAGEMENT'S DISCUSSION AND ANALYSIS
mine and process planning. We will also begin the permitting process for the Lagunas Norte deposit during fourth quarter 2002.

Pascua/Veladero District (Chile and Argentina)

The Pascua/Veladero District is one of the largest undeveloped gold districts in the world, with over 25 million ounces(2) of gold reserves.

     The Veladero project feasibility study was completed during third quarter 2002, providing the basis for ongoing development. Access road and camp infrastructure construction are commencing during fourth quarter 2002. The feasibility study envisions a valley-fill heap leach with two-stage crushing, similar to our Pierina Mine. Capital cost estimates for construction are $425 million.

     Veladero's mineable reserves are now estimated at 254 million tons, grading
0.037 ounces per ton for a total of 9.4 million ounces2, compared to 8.4 million ounces2 in 2001. Production is expected to average 530,000 ounces per year for 13 years, at an average cash cost of $155 per ounce. Lower cash costs are expected in the earlier years of the mine life.

     With the opportunity to take a unified approach to the development of Pascua/Veladero, we anticipate significant synergies in terms of infrastructure, administrative support and construction activities.

     Veladero is scheduled to commence production in early 2006, with operations at Pascua-Lama commencing in 2008, subject to final board approval.

     At Pascua-Lama, third quarter 2002 saw the continuation of optimization work, with a focus on synergies with Veladero and assessing the impact of the Argentine peso devaluation. We estimate that Pascua-Lama will produce 800,000 ounces per year at an average cash cost of $85 per ounce, with higher production and lower costs in the early years.

Cowal (Australia)

Metallurgical test work is underway, aimed at optimizing the scope and economics of the Cowal project. The 20,000-meter drill program, which began during first quarter 2002, was halted on March 22, when a New South Wales court granted an interim injunction over the protection of relics. That injunction has since been lifted, and we have resumed our inspection, clearance and preservation of artifacts in accordance with a Section 87 permit. Currently, there are 6 drills at work on cleared areas of the Cowal property. We estimate Cowal will produce 270,000 ounces per year at an average cash cost of $170 per ounce, with higher production and lower costs in the early years. We project capital costs to bring Cowal into production of $180 million.

Australia

Exploration programs continued on the Tanami joint venture in Northern Territory/ Western Australia, where a regional geochemical sampling program is underway. In-fill sampling commenced in third quarter 2002, aimed at following up anomalous gold values along the 50-kilometre long Bramall Trend. Initial results are favourable; the objective of the program is to identify drill targets for testing in 2003.

     Drill programs continued on the Plutonic mine property, testing numerous targets for Plutonic-style mineralization.

Tanzania

In Tanzania, results from completed drill programs are being evaluated to provide recommendations for follow up work in 2003. Airborne geophysical and ground surveys were completed on earlier stage properties during the quarter. We are now identifying new targets for drill testing later in 2003. A feasibility study for the Tulawaka project is on schedule for completion in fourth quarter 2002.

----------
2 Calculated in accordance with National Instrument 43-101 as required by Canadian securities regulatory authorities. For United States reporting purposes, Industry Guide 7 (under the Securities Exchange Act of 1934), as interpreted by the Staff of the SEC, creates different standards in order to classify mineralization as a reserve. Accordingly, for U.S. reporting purposes, the mineralization at Veladero is classified as indicated resources.

BARRICK THIRD QUARTER REPORT 2002     11    MANAGEMENT'S DISCUSSION AND ANALYSIS

United States

A drill program commenced at the Dee and Rossi properties in third quarter 2002, where 10 targets will be tested. The program will be completed during fourth quarter 2002. At Ren, the second-phase drill program has commenced, and will be completed by the end of the fourth quarter.

AMORTIZATION

Amortization totaled $126 million, or $87 per ounce in third quarter 2002, compared to $120 million, or $79 per ounce in the year-earlier quarter. The increase in amortization per ounce is primarily due to higher amortization at Goldstrike with the completion of construction of Rodeo in 2001 and the reduction of reserves at Meikle.

ADMINISTRATION

In third quarter 2002, administration costs were $16 million, a decrease of $5 million, or 24 percent lower than the year-earlier period, reflecting the effect of integrating Barrick and Homestake and the associated administrative synergies.

INTEREST AND OTHER INCOME

The principal component of interest and other income is interest received on cash and short-term investments.

INTEREST ON LONG-TERM DEBT

We incurred $15 million in interest costs in both third quarter 2002 and 2001, related primarily to our $500 million of debentures, and the $200 million Bulyanhulu project financing. In third quarter 2001, $7 million of interest costs were capitalized at Rodeo, Bulyanhulu and Pascua; in 2002, none of these projects qualified for capitalization of interest, as a result of completion or deferral of construction.


NON-HEDGE DERIVATIVE GAINS (LOSSES)

The total mark-to-market loss on the non-hedge derivative positions that were included in third quarter 2002 earnings was $3 million, the same as the prior-year period.

     The principal components of the mark-to-market gains and losses are currency, commodity, and interest and lease rate contracts, and exclude our normal purchase and sales contracts. For further information see note 5D in our unaudited interim consolidated financial statements.

INCOME TAXES

The decline in the effective rate compared to the year-earlier period is primarily due to a higher portion of earnings being realized in lower tax rate jurisdictions, and the benefit of tax synergies associated with the Homestake merger, primarily related to integrating our North American operations. Should spot gold prices remain at current levels, we expect the effective tax rate to remain at approximately the present level throughout the balance of 2002. Should gold prices rise substantially, we would expect the effective tax rate to rise, with a higher portion of earnings being earned in higher-tax jurisdictions including the United States, Canada, Australia, Peru and Tanzania.

LIQUIDITY AND CAPITAL RESOURCES

We believe our ability to generate cash flow from operations to reinvest in our business is one of our fundamental financial strengths. Combined with our large cash and short-term investment balance of $988 million at September 30, 2002, and our $1 billion undrawn bank facility, renewed on April 29, 2002 for another five-year term, we have sufficient access to capital resources if required. We anticipate that our operating activities in 2002 will continue to provide us with cash flows necessary for us to continue developing our internal projects and to utilize for potential acquisitions.

     We generated operating cash flow of $156 million in third quarter 2002, compared to $181 million in the year-earlier period. The lower cash flow in third quarter 2002

BARRICK THIRD QUARTER REPORT 2002     12    MANAGEMENT'S DISCUSSION AND ANALYSIS
is mainly due to lower earnings. With a portion of our gold expected to be sold at spot market prices for the balance of 2002, the fluctuation in gold prices will affect the amount of our operating cash flow through the remainder of this year.

INVESTING ACTIVITIES

Our principal investing activities are for sustaining capital at our existing operating properties, new mine development and property and company acquisitions.

Capital Expenditures

Capital expenditures for the third quarter 2002 totaled $88 million, compared to $155 million in the same period in 2001. The decline is principally due to higher amounts spent in 2001 at Goldstrike, mainly relating to deferred stripping, as well as higher activity at Bulyanhulu and Pascua in third quarter 2001. Principal expenditures in third quarter 2002 included $46 million in North America, comprised primarily of deferred stripping and underground development at Goldstrike. In Tanzania, capital expenditures included $12 million spent at the Bulyanhulu Mine on underground development. In Australia, capital expenditures were $20 million to cover underground development and new mining equipment, while in South America capital expenditures totaled $10 million, primarily for Pierina ($7 million) and engineering and development work at Pascua-Lama ($3 million).

FINANCING ACTIVITIES

During third quarter 2002, our cash outflow from financing activities was nil, compared with an outflow of $20 million in the year-earlier period. In third quarter 2001, the outflow principally related to repayment of long-term debt obligations.

OUTLOOK

We believe considerable growth opportunities exist within our existing asset base, not only from our new pipeline of projects but from our operating mines as well. Our assumption is that consolidation and rationalization of the gold industry will continue. Our strong balance sheet and substantial cash flows position us to participate in that consolidation should we choose, in ways that add value to our Company.

     For the balance of the year, 50 percent of planned production is expected to be sold at an average price of $365 per ounce. The balance of production is expected to be sold either at spot prices, or delivered into our forward contracts at prices similar to spot prices. Overall for 2002, we remain on track to produce 5.7 million ounces at an average cash cost of $178 per ounce, $11 higher than plan, due to lower than planned performance at several operations. Total production costs are expected to reach $269 per ounce, 6 percent above plan. The company expects exploration and business development expenses to be approximately $100 million, up from $55 million at the beginning of the year, due largely to the discovery at Alto Chicama (up $25 million) and increased expensing at Veladero (up $14 million). Capital spending is expected to total $240 million (excluding deferred stripping costs of $120 million) - the lowest level in 14 years, which, at current gold prices, would generate the highest free cash flows in Company history. We expect full year earnings to be in the range of our September guidance of 33-to 35-cents per share (excluding non-hedge related gains/(losses)), based on spot gold prices averaging $315 per ounce during the fourth quarter.

     Overall, we enter the last quarter of 2002 with the strongest balance sheet in the gold industry, a portfolio of high-quality, long-life properties, a promising growth pipeline with a growth strategy to bring it on stream - and a cash position of $988 million, with no net debt.

NON-GAAP MEASURES

We have included measures of earnings before non-hedge derivative gains and losses and operating cash flow excluding payments of previously accrued merger related costs, because we believe that this information will assist investors' understanding of the level of our core earnings and to assess our performance in 2002

BARRICK THIRD QUARTER REPORT 2002 13 MANAGEMENT'S DISCUSSION AND ANALYSIS compared to the prior year. We believe that conventional measures of performance prepared in accordance with United States generally accepted accounting principles ("GAAP") do not fully illustrate our core earnings. These non-GAAP performance measures do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Accordingly, they are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Below is a reconciliation of these non-GAAP performance measures.

Reconciliation of Net Income Before Derivative Transactions to GAAP Net Income

------------------------------------------------------------------------------------------------------------------------
                                                            Three months ended Sept. 30,     Nine months ended Sept. 30,
(in millions of United States dollars)                               2002           2001            2002           2001
------------------------------------------------------------------------------------------------------------------------
Net income before non-hedge derivative gains and losses              $ 37           $ 62           $ 132           $183
Non-hedge derivative gains (losses) (net of tax effects)               (3)            (3)              7             21
------------------------------------------------------------------------------------------------------------------------
Net income for the period                                            $ 34           $ 59           $ 139           $204
------------------------------------------------------------------------------------------------------------------------

Reconciliation of Free Cash Flow to Operating Cash Flow

------------------------------------------------------------------------------------------------------------------------
                                                            Three months ended Sept. 30,     Nine months ended Sept. 30,
(in millions of United States dollars)                               2002           2001            2002           2001
------------------------------------------------------------------------------------------------------------------------
Free Cash Flow                                                      $  68          $  26           $ 228          $  94
Capital Expenditures and Mine Development Costs                        88            155             256            485
------------------------------------------------------------------------------------------------------------------------
Operating cash flow                                                 $ 156          $ 181           $ 484          $ 579
------------------------------------------------------------------------------------------------------------------------

Reconciliation of Operating Cash Flow Excluding Payments of Previously Accrued
Merger Related Costs to Operating Cash Flow

------------------------------------------------------------------------------------------------------------------------
                                                            Three months ended Sept. 30,     Nine months ended Sept. 30,
(in millions of United States dollars)                               2002           2001            2002           2001
------------------------------------------------------------------------------------------------------------------------
Operating  cash  flow  excluding   payments  of  previously
accrued merger related costs                                        $ 156          $ 181           $ 522          $ 579
Payments of previously accrued merger related costs                    -               -             (38)
------------------------------------------------------------------------------------------------------------------------
Operating cash flow                                                 $ 156          $ 181           $ 484          $ 579
------------------------------------------------------------------------------------------------------------------------

We have included cash costs per ounce data because we understand that certain investors use this information to determine the Company's ability to generate cash flow for use in investing and other activities. We also make reference to the term "free cash flow", which we define as cash flow from operations less cash used in the purchase of property, plant and equipment. This cash is available to reinvest in our business or to return to shareholders, either through dividends or share repurchases.

We believe that conventional measures of performance prepared in accordance with GAAP do not fully illustrate the ability of the operating mines to generate cash flow. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The measures are not necessarily indicative of operating profit or cash flow from operations as determined under GAAP.

BARRICK THIRD QUARTER REPORT 2002     14    MANAGEMENT'S DISCUSSION AND ANALYSIS

Reconciliation of Total Cash Costs Per Ounce to Financial Statements

----------------------------------------------------------------------------------------------------------------------------
                                                                 Three months ended Sept. 30,   Nine months ended Sept. 30,
(in millions of United States dollars except per ounce amounts)           2002           2001           2002           2001
----------------------------------------------------------------------------------------------------------------------------
Operating costs per financial statements                                $  259         $  253         $  787         $  802
Reclamation and closure costs                                               (9)            (9)           (27)           (43)
----------------------------------------------------------------------------------------------------------------------------
Operating costs for per ounce calculation                               $  250         $  244         $  760         $  759
----------------------------------------------------------------------------------------------------------------------------
Ounces sold (thousands)                                                  1,384          1,474          4,265          4,654
Total cash costs per ounce                                              $  180         $  165         $  178         $  163
----------------------------------------------------------------------------------------------------------------------------

Total cash costs per ounce data is calculated in accordance with The Gold Institute Production Cost Standard (the "Standard"). The Gold Institute is a worldwide association of suppliers of gold and gold products and includes leading North American gold producers. Adoption of the Standard is voluntary, and the data presented may not be comparable to data presented by other gold producers. Cash costs per ounce are derived from amounts included in the Statements of Income and include mine site operating costs such as mining, processing, administration, royalties and production taxes, but exclude amortization, reclamation costs, financing costs, and capital, development and exploration.


Continuity Schedule of the Change in the mark-to-market Value of the Gold and Silver Hedge Position The estimated fair value of the gold contracts at September 30, 2002 was approximately $301 million negative, and the fair value of the silver contracts was $19 million positive. These values are based on the net present value of cash flows under the contracts, based on a gold spot price of $324 per ounce, silver spot price of $4.51 per ounce, and market rates for Libor and gold and silver lease rates. The year-to-date change in the fair value of the Company's gold contracts is detailed as follows:

--------------------------------------------------------------------------------
Fair value as at December 31, 2001                                      $   356
Impact of $152 million realized gains in the period to date                (152)
Impact of change in spot price (from $279 per ounce to $324 per            (883)
ounce)
Impact of contracts added                                                   (21)
Implied contango period to date                                             109
Impact of change in valuation inputs other than spot metal prices
(e.g. interest rates, lease rates, and volatility)                          290
--------------------------------------------------------------------------------
Fair value as at September 30, 2002                                     $  (301)
--------------------------------------------------------------------------------

The mark-to-market value of the gold contracts would approach zero (breakeven) at a spot gold price of approximately $307 per ounce, assuming all other variables are constant.

BARRICK THIRD QUARTER REPORT 2002     15    MANAGEMENT'S DISCUSSION AND ANALYSIS

Consolidated Statements of Income

(in millions of United States dollars,
except per share data, US GA GAAP basis)                     Three months ended Sept. 30,       Nine months ended Sept. 30,
                                                             ----------------------------       ----------------------------
(Unaudited)                                                          2002            2001               2002           2001
-----------------------------------------------------------------------------------------       ----------------------------
Gold sales                                                          $ 473           $ 466            $ 1,441        $ 1,483
Costs and expenses
Operating                                                             259             253                787            802
Amortization                                                          126             120                375            357
Administration                                                         16              21                 49             66
Exploration and business development                                   30              22                 77             76
-----------------------------------------------------------------------------------------       ----------------------------
                                                                      431             416              1,288          1,301
-----------------------------------------------------------------------------------------       ----------------------------

Interest and other income                                              12              12                 28             35
Interest on long-term debt                                            (15)             (8)               (44)           (18)
Non-hedge derivative gains (losses) (note 5F)                          (3)             (3)                 8             30
-----------------------------------------------------------------------------------------       ----------------------------
Income before income taxes and other item                              36              51                145            229
Income taxes                                                           (2)              8                 (6)           (24)
-----------------------------------------------------------------------------------------       ----------------------------
Income before cumulative effect of change in accounting principle      34              59                139            205
Cumulative effect of change in accounting principle                     -               -                  -             (1)
-----------------------------------------------------------------------------------------       ----------------------------
Net income                                                           $ 34            $ 59              $ 139          $ 204
-----------------------------------------------------------------------------------------       ----------------------------

Comprehensive income (note 8)                                         $ 7            $ 65              $ 110          $ 193
-----------------------------------------------------------------------------------------       ----------------------------
Per share data (note 3A)
Income before cumulative effect of change in accounting principle
Basic and diluted                                                  $ 0.06          $ 0.11             $ 0.26          $0.38
Net income
Basic and diluted                                                  $ 0.06          $ 0.11             $ 0.26          $0.38
-----------------------------------------------------------------------------------------       ----------------------------

See accompanying notes to interim unaudited consolidated financial statements.

BARRICK THIRD QUARTER REPORT 2002           16              FINANCIAL STATEMENTS

Consolidated Statements of Cash Flow

(in millions of United States dollars, US GAAP basis)        Three months ended Sept. 30,       Nine months ended Sept. 30,
                                                             ---------------------------------------------------------------
(Unaudited)                                                          2002            2001               2002           2001
-----------------------------------------------------------------------------------------       ----------------------------
Cash provided by operating activities (note 9)                      $ 156           $ 181              $ 484          $ 579
-----------------------------------------------------------------------------------------       ----------------------------
Cash provided by (used in) investing activities
Property, plant and equipment                                         (88)           (155)              (256)          (485)
Short-term investments                                                 29              58                159           (260)
Other                                                                   4              (6)                 7            (13)
-----------------------------------------------------------------------------------------       ----------------------------
Cash (used in) investing activities                                   (55)           (103)               (90)          (758)
-----------------------------------------------------------------------------------------       ----------------------------
Cash provided by (used in) financing activities
Capital stock (note 3)                                                  2               -                 83              6
Long-term debt
     Proceeds                                                           -               1                  -             55
     Repayments                                                        (2)            (21)                (3)           (27)
Dividends (note 3C)                                                     -               -                (60)           (44)
-----------------------------------------------------------------------------------------       ----------------------------
Cash provided by (used in) financing activities                         -             (20)                20            (10)
-----------------------------------------------------------------------------------------       ----------------------------
Effect of exchange rate changes on cash and equivalents                 -              (1)                 -              -
Increase (decrease) in cash and equivalents                           101              57                414           (189)
Cash and equivalents at beginning of period                           887             570                574            816
-----------------------------------------------------------------------------------------       ----------------------------
Cash and equivalents at end of period                               $ 988           $ 627              $ 988          $ 627
-----------------------------------------------------------------------------------------       ----------------------------

See accompanying notes to interim unaudited consolidated financial statements.

BARRICK THIRD QUARTER REPORT 2002           17              FINANCIAL STATEMENTS

Consolidated Balance Sheets

(in millions of United States dollars, US GAAP basis)      As at Sept. 30,         As at Dec. 31,
                                                           ---------------         --------------
(Unaudited)                                                           2002                  2001
--------------------------------------------------------------------------         --------------
Assets
     Current assets
     Cash and equivalents                                            $ 988                 $ 574
     Short-term investments                                              -                   159
     Accounts receivable                                                63                    58
     Inventories and other current assets (note 4)                     172                   223
--------------------------------------------------------------------------         --------------
                                                                     1,223                 1,014
     Property, plant and equipment                                   3,688                 3,912
     Other assets                                                      299                   276
--------------------------------------------------------------------------         --------------
                                                                   $ 5,210               $ 5,202
--------------------------------------------------------------------------         --------------
Liabilities
     Current liabilities
     Accounts payable and accrued liabilities                        $ 417                 $ 521
     Current portion of long-term debt                                  33                     9
--------------------------------------------------------------------------         --------------
                                                                       450                   530
     Long-term debt                                                    766                   793
     Other long-term obligations                                       433                   443
     Deferred income taxes                                             235                   244
--------------------------------------------------------------------------         --------------
                                                                     1,884                 2,010
--------------------------------------------------------------------------         --------------
Shareholders' equity
     Capital stock (note 3)                                          4,146                 4,062
     Deficit                                                          (684)                 (763)
     Accumulated other comprehensive loss                             (136)                 (107)
--------------------------------------------------------------------------         --------------
                                                                     3,326                 3,192
--------------------------------------------------------------------------         --------------
                                                                   $ 5,210               $ 5,202
--------------------------------------------------------------------------         --------------

See accompanying notes to interim unaudited consolidated financial statements. Contingencies (Note 6)

BARRICK THIRD QUARTER REPORT 2002             18            FINANCIAL STATEMENTS

Consolidated Statement of Changes
in Shareholders' Equity

                                                                                     Accumulated other
                                                                                comprehensive income (loss)
                                                                             ----------------------------------
                                                                              Cumulative
                                           Capital stock                         foreign                              Total
                                         ------------------                     currency                              share-
(in millions of United States dollars,      Shares                           translation   Derivative               holders'
US GAAP basis) (Unaudited)               (millions)   Amount    (Deficit)    adjustments   instrument     Other       equity
----------------------------------------------------------------------------------------------------------------------------
Balance December 31, 2001                      536   $ 4,062      $ (763)         $ (123)       $ 24      $ (8)     $ 3,192
Capital stock (note 3)                           6        84                                                             84
Net income                                                           139                                                139
Dividends paid  (note 3C)                                            (60)                                               (60)
Other comprehensive income (loss) (note 8)                                           (23)         (2)       (4)         (29)
----------------------------------------------------------------------------------------------------------------------------
Balance Sept. 30, 2002                         542   $ 4,146      $ (684)         $ (146)       $ 22      $(12)     $ 3,326
----------------------------------------------------------------------------------------------------------------------------

See accompanying notes to interim unaudited consolidated financial statements.

BARRICK THIRD QUARTER REPORT 2002            19             FINANCIAL STATEMENTS

Notes to Unaudited Interim Consolidated Financial Statements
(US GAAP)

Tabular dollar amounts in millions of United States dollars, unless otherwise indicated, US GAAP basis. References to C$ and A$ are to Canadian and Australian dollars, respectively.

1    BASIS OF PREPARATION

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles ("US GAAP") for the preparation of interim financial information. Accordingly, they do not include all of the information and disclosures required by US GAAP for annual consolidated financial statements. Except as disclosed in note 2, the accounting policies used in the preparation of the accompanying unaudited interim consolidated financial statements are the same as those described in our audited consolidated financial statements and the notes thereto for the three years ended December 31, 2001.

     In the opinion of management, all adjustments considered necessary for fair presentation of results for the periods presented have been reflected in these financial statements. Operating results for the period ended September 30, 2002 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2002. These unaudited interim consolidated financial statements should be read in conjunction with the audited annual financial statements and the notes thereto for the three years ended December 31, 2001.

     The preparation of our consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     On December 14, 2001, a wholly-owned subsidiary of Barrick merged with Homestake Mining Company ("Homestake"). The merger was accounted for as a pooling-of-interests. The unaudited interim consolidated financial statements give retroactive effect to the merger, with all periods presented as if Barrick and Homestake had always been combined. Certain reclassifications have been made to conform the presentation of Barrick and Homestake.

2    ACCOUNTING CHANGES

A    Goodwill and Other Intangible Assets

We adopted FASB Statement No. 142, Goodwill and Other Intangible Assets (SFAS
142), effective January 1, 2002. Since we had no goodwill or other intangible assets at the date of adoption, the implementation of this accounting change had no effect on our consolidated financial statements.

B    Accounting for the Impairment or Disposal of Long-lived Assets

We adopted FASB Statement No. 144, Accounting for the Impairment or Disposal of Long-lived Assets (SFAS 144), effective January 1, 2002. The adoption of this new statement had no effect on our consolidated financial statements.

BARRICK THIRD QUARTER REPORT 2002     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3    CAPITAL STOCK

A    Net income per share

Net income per share was calculated on the basis of the weighted average number of common shares outstanding for the three and nine month periods ended September 30, 2002 which amounted to 540 million shares (2001 - 536 million shares).

     Diluted net income per share reflects the dilutive effect of the exercise of the common share purchase options outstanding as at the end of the period. The number of shares for the diluted net income per share calculation for the three month and nine month periods ended September 30, 2002 and 2001 were 541 million shares and 537 million shares, respectively.

B    Common share purchase options

---------------------------------------------------------------------------------------------------------------------------
                                                                Common       Weighted                 Common      Weighted
                                                                shares        average                 shares       average
                                                            (millions)     price (C$)             (millions)   price (US$)
---------------------------------------------------------------------------------------------------------------------------
Outstanding as at December 31, 2001                                 19       $  28.29                      6      $  16.67
2002 activity:
     Granted                                                         1          29.81                      -             -
     Exercised                                                      (4)         24.79                     (2)        11.97
     Cancelled or expired                                           (1)         34.15                     (1)        15.25
---------------------------------------------------------------------------------------------------------------------------
Outstanding as at September 30, 2002                                15       $  28.50                      3      $  20.84
---------------------------------------------------------------------------------------------------------------------------

FASB Statement No. 123 ( SFAS 123) encourages, but does not require, companies to include in compensation cost the fair value of stock options granted to employees. A Company that does not adopt the fair-value method must disclose the cost of stock compensation awards, at their fair value on the date the award is granted. The fair value of common share purchase options granted in the nine month period ended September 30, 2002 was $2 million, estimated using the Black-Scholes model with the following assumptions: a 6-year expected term, 30% volatility, interest rates of 6% and an expected dividend yield of 1.5%. Under SFAS 123, the cost of stock compensation, and the resulting pro forma net income and net income per share would be as follows:

---------------------------------------------------------------------------------------------------------------------------
                                                     Three months ended September 30,          Nine months ended September
                                                                  2002           2001                   2002          2001
---------------------------------------------------------------------------------------------------------------------------
Stock compensation cost                                        $     5        $     8                 $   15        $   23
Pro forma net income                                           $    29        $    51                 $  124        $  181
Pro forma net income per share (dollars)                       $  0.05        $  0.10                 $ 0.23        $ 0.34
---------------------------------------------------------------------------------------------------------------------------

C    Dividends

In the nine months ended September 30, 2002, the Company declared and paid dividends in United States dollars totaling $0.11 per share.

BARRICK THIRD QUARTER REPORT 2002     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4    INVENTORIES AND OTHER CURRENT ASSETS

---------------------------------------------------------------------------
                                         Sept. 30, 2002      Dec. 31, 2001
---------------------------------------------------------------------------
Gold in process and ore in stockpiles              $ 88              $ 134
Mine operating supplies                              74                 72
Derivative instruments (note 5)                      10                 17
---------------------------------------------------------------------------
                                                   $172               $223
---------------------------------------------------------------------------

Gold in process and ore in stockpiles excludes $60 million (December 31, 2001 - $46 million) of stockpiled ore which is not expected to be processed in the following 12 months. This amount is included in other assets.

5    DERIVATIVE INSTRUMENTS

A    Derivative instruments

We utilize over-the-counter ("OTC") contracts as the primary basis for entering into derivative transactions. These privately negotiated agreements, compared to exchange traded contracts, allow us to incorporate favourable credit, tenor and flexible terms into the contracts. The underlyings in the contracts include commodities, interest rates, foreign currency exchange rates and bond indices with diversified credit exposure. We do not enter into derivative instruments which we would consider to be leveraged. For a full description of our objectives and strategies for using derivative instruments; the nature and principal terms of the derivative instruments we use; the valuation techniques used to estimate the fair value of derivative instruments; and the nature of credit and market risks associated with the derivative instruments we use, refer to our audited consolidated financial statements for the three years ended December 31, 2001.

BARRICK THIRD QUARTER REPORT 2002     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

B    Gold and silver contracts outstanding at September 30, 2002

-----------------------------------------------------------------------------------------------------------------
Maturity/Scheduled for delivery in            2002      2003      2004      2005      2006      2007+     Total
-----------------------------------------------------------------------------------------------------------------
Gold contracts
Spot deferred contracts (1)
   Ounces (thousands)                          750     2,800     1,650     1,550     1,550     8,600    16,900
   Average price per ounce                 $   365   $   340   $   345   $   335   $   338   $   342   $   342
Variable price gold sales and option
contracts
With "caps"(2)
   Ounces (thousands)                         --         475       300       300      --         900     1,975
     Average price per ounce at cap
     expiry date                              --     $   343   $   310   $   317      --     $   369   $   346
With "caps" and "floors"
   Ounces (thousands)                          100       150      --        --        --        --         250
   Cap price per ounce                     $   297   $   310      --        --        --        --     $   305
   Floor price per ounce                   $   270   $   280      --        --        --        --     $   276
-----------------------------------------------------------------------------------------------------------------
Total gold ounces (thousands)                  850     3,425     1,950     1,850     1,550     9,500    19,125
Average price per ounce                    $   357   $   339   $   340   $   332   $   338   $   345   $   342
-----------------------------------------------------------------------------------------------------------------

Silver contracts
Spot deferred contracts
   Ounces (thousands)                        5,000    10,750     9,750     9,500     2,400      --      37,400
   Average price per ounce                 $  4.75   $  5.00   $  5.10   $  5.20   $  5.25      --     $  5.06
Written silver call options
   Ounces (thousands)                        2,000     3,750     5,000     2,000      --        --      12,750
   Average exercise price per ounce        $  5.25   $  5.27   $  5.28   $  5.00      --        --     $  5.23
-----------------------------------------------------------------------------------------------------------------
Total silver ounces (thousands)              7,000    14,500    14,750    11,500     2,400      --      50,150
Average price per ounce                    $  4.89   $  5.07   $  5.16   $  5.17   $  5.25      --     $  5.10
-----------------------------------------------------------------------------------------------------------------

1 Net of 300,000 ounces of gold contracts purchased
2 Net of 150,000 ounces of gold calls purchased

In addition to the above, we have off-take contracts which allow (but do not commit) Barrick to sell 1.8 million ounces of gold spread over 10 years, at the then prevailing spot price.

     The Company has previously announced that it anticipates a reduction in its forward gold sales position to approximately 12 million ounces by the end of 2003, based on current market conditions. This reduction is planned primarily through scheduled deliveries from production, but also through opportunistic early delivery of production into certain contracts.

(i)  Normal sales contracts

We have determined and documented that our physically settled Spot Deferred Sales Contracts and Variable Price Sales Contracts meet the normal sales exception included in paragraph 10(b) of SFAS 133. Accordingly, these contracts are not accounted for as derivatives pursuant to SFAS 133, and are not marked-to-market through earnings.

Spot deferred sales contracts

We have entered into spot deferred sales contracts, with various counterparties, that establish selling prices for future gold production, and which therefore act as an economic hedge against possible price fluctuations in gold. The contracts have a final delivery date of up to 15 years from inception, but we have the right at our sole discretion to set a delivery date for any Spot Deferred Sales Contracts during this 15-year period from inception. At the time a delivery date is rescheduled, the


                                       23
BARRICK THIRD QUARTER REPORT 2002     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
contract price is adjusted based on the difference between the prevailing forward gold market price and the original contract price.

    The average price of the spot deferred sales contracts reflects established and expected future price assumptions. Prices are fixed on 100% of the contracts through 2005. Beyond 2005, the expected prices incorporate an average lease rate assumption of 1.75%. Variations between the lease rate assumption and the actual lease rates will impact the final realized selling prices. Lease rate exposure is managed and accounted for separately from our normal gold sales contracts, and the economic impact flows through our earnings each quarter as part of "non-hedge derivative gains (losses)"(refer to note 5D). The outstanding lease rate swaps at September 30, 2002, that we utilize to manage our lease rate exposure were as follows:

---------------------------------------------------------------------------------------------------------
Maturity                              2002      2003     2004     2005       2006       2007+     Total
---------------------------------------------------------------------------------------------------------
Gold lease rate swaps
   Receive fixed, pay floating
   Notional (thousands of ounces)       --       150      400      595      1,016      3,155      5,316
   Fixed rate (%)                       --       2.5%     2.5%     2.5%       2.6%       4.1%       3.5%
---------------------------------------------------------------------------------------------------------

Variable Price Sales Contracts

Variable Price Sales Contracts are contracts whereby we will deliver a specified quantity of gold on a future date that is determined by us. The contracts have a final delivery date of up to 15 years from inception, but we have the right at our sole discretion to set a delivery date for any Variable Price Sales Contract during this 15-year period from inception. All of the Variable Price Sales Contracts have expected delivery dates in 2005 and beyond. The contract price equals the gold spot price subject to a specified maximum ("cap") based on market conditions in the years indicated in the table above, plus a fixed premium payable to Barrick. The contract price will be adjusted in the same manner as price adjustments to spot deferred contracts for the period from these dates to the expected delivery date in 2005 and beyond. Certain of these contracts also have a specified minimum ("floor") price.




                                       24
BARRICK THIRD QUARTER REPORT 2002     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

C    Other derivative instruments outstanding as at September 30, 2002

----------------------------------------------------------------------------------------------------------------------
Maturity                                   2002        2003       2004       2005       2006       2007+        Total
----------------------------------------------------------------------------------------------------------------------
Interest rate contracts
Receive fixed - swaps and swaptions
Notional amount (millions)              $  --      $    375    $   250    $   150    $   172    $   225     $   1,172
Fixed rate (%)                             --           4.5%       3.5%       5.2%       5.4%       5.1%          4.6%
Pay fixed - swaps and swaptions
Notional amount (millions)              $    25    $    100       --      $    50       --      $   600     $     775
Fixed rate (%)                              5.2%        3.4%      --          7.4%      --          5.6%          5.4%
----------------------------------------------------------------------------------------------------------------------
Net notional position                   $   (25)   $    275    $   250    $   100    $   172    $  (375)    $     397
----------------------------------------------------------------------------------------------------------------------

Total return swaps
   Notional amount (millions)           $    27        --         --         --         --         --       $      27
----------------------------------------------------------------------------------------------------------------------

Currency contracts
Canadian Dollar Forwards
   C$ (millions)                        $     31    $    132    $   102    $   91       --         --        $    356
   Average Price (US(cent))                 0.64        0.63       0.64      0.63       --         --            0.63
Canadian Dollar Min-Max Contracts
   C$ (millions)                        $     57    $    118    $    77       --        --         --       $     252
   Average Cap Price (US(cent))             0.65        0.65       0.65       --        --         --            0.65
   Average Floor Price (US(cent))           0.62        0.63       0.63       --        --         --            0.63
Australian Dollar Forwards
   A$ (millions)                        $     20    $    190    $   311    $  283    $    10       --        $    814
   Average Price (US(cent))                 0.55        0.52       0.51      0.51       0.52       --            0.52
Australian Dollar Min-Max Contracts
   A$ (millions)                        $     97    $    224    $    10    $   10    $    10       --        $    351
   Average Cap Price (US(cent))             0.54        0.55       0.52      0.52       0.52       --            0.54
   Average Floor Price (US(cent))           0.53        0.52       0.51      0.51       0.51       --            0.52
----------------------------------------------------------------------------------------------------------------------


(i)  Cash flow hedges

We use forward and zero cost min-max currency contracts to economically hedge exposures arising from operating expenses and capital expenditures denominated in currencies other than the United States dollar. The specific terms and notional amounts of the contracts are determined based on management's assessment of forecasted future cash flows relating to these expenditures. We have determined and documented that certain of these contracts be accounted for as cash flow hedges of the variability of forecasted expenditures in US$ terms and that these hedging relationships continue to be highly effective. For the three and nine month periods ended September 30, 2002, the amount of hedge ineffectiveness recorded and recognized was insignificant. At September 30, 2002, we had elected hedge accounting treatment for Canadian dollar contracts with a total notional amount of C$515 million, and Australian dollar contracts with a total notional amount of A$1,082 million.

    In addition, we have elected for certain of our receive fixed interest rate swaps, with a total notional amount of $525 million, to be accounted for as cash flow hedges of expected future interest receipts arising on our cash and short-term investments. For the three and nine month periods ended September 30, 2002, the amount of hedge ineffectiveness recorded and recognized was insignificant.

     For cash flow hedges, gains and losses on derivative contracts that are reclassified from accumulated other comprehensive income to current-period earnings are included in the line item which the hedged item is recorded, in the same period the forecasted transaction affects earnings.




                                       25
BARRICK THIRD QUARTER REPORT 2002      Notes to Consolidated Financial Services

     In the three and nine month periods ended September 30, 2002, we transferred gains of $3 million and $13 million respectively from other comprehensive income to earnings. In the next twelve months, gains of $12 million accumulated in other comprehensive income are expected to be transferred to earnings.

(ii) Unrealized fair value of derivative instruments other than normal sales contracts

---------------------------------------------------------------------------------------------------
                                                            Three months ended   Nine months ended
                                                                 September 30,       September 30,
                                                                          2002                2002
---------------------------------------------------------------------------------------------------
Fair value of derivative instruments at beginning of period               $ 25               $(16)
Derivative instruments entered into or settled during the                    8                 (2)
period
Change in fair value of derivative instruments during the period:
     Non-hedge derivative gains (losses) (note 5D)                          (3)                 8
     Cash flow hedges (note 8)                                             (22)                18
---------------------------------------------------------------------------------------------------
Fair value of derivative instruments at end of period                     $  8               $  8
---------------------------------------------------------------------------------------------------

The fair values of recorded derivative related assets and liabilities reflect the netting of the fair values of individual derivative instruments, and amounts due to/from counterparties that arise from derivative instruments, when the conditions of FIN No. 39, Offsetting of Amounts Related to Certain Contracts, have been met. Amounts receivable from counterparties that have been offset against derivative liabilities totaled $20 million at September 30, 2002.

D    Non-hedge derivative gains (losses)

--------------------------------------------------------------------------------------------------
                                                   Three months ended          Nine months ended
                                                        September 30,              September 30,
                                                   2002          2001         2002          2001
--------------------------------------------------------------------------------------------------
Commodity contracts                               $  13         $  (9)         $ 1          $ 15
Currency contracts                                  (11)          (17)           4          (?21)
Interest and lease rate contracts                    (5)           23            3            36
--------------------------------------------------------------------------------------------------
                                                    $(3)         $ (3)         $ 8          $ 30
--------------------------------------------------------------------------------------------------


6    CONTINGENCIES

A    Environmental

Our mining and exploration activities are subject to various federal, provincial and state laws and regulations governing the protection of the environment. These laws and regulations are continually changing and generally becoming more restrictive. We conduct our operations so as to protect public health and the environment and we believe that our operations are materially in compliance with all applicable laws and regulations. We have made, and expect to make in the future, expenditures to comply with such laws and regulations.

B    Litigation and claims

In October 1997, Homestake Canada Inc. ("HCI"), a wholly-owned subsidiary of Barrick, entered into an agreement with Inmet Mining Corporation ("Inmet") to purchase the Troilus mine in Quebec for $110 million plus working capital. In




                                       26
BARRICK THIRD QUARTER REPORT 2002     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 1997, HCI terminated the agreement after determining that, on the basis of due diligence studies, conditions to closing the arrangement would not be satisfied. On February 23, 1998, Inmet filed suit against HCI in the British Columbia Supreme Court, disputing the termination of the agreement and alleging that HCI had breached the agreement. On January 15, 2002, the Supreme Court of British Columbia released its decision in the matter and found in favour of Inmet and against HCI. Specifically, the Court held that Inmet should be awarded equitable damages in the amount of C$88.2 million, which amount was accrued at December 31, 2001. The Court did not award Inmet pre-judgement interest. Inmet requested the Court to re-open the trial to permit Inmet to make submissions on its claim for pre-judgement interest from the date of the breach by HCI. The request to re-open was denied by the court on May 17, 2002. On February 7, 2002, HCI filed a Notice of Appeal of the decision with the British Columbia Court of Appeal. Inmet filed a notice of Appeal of the decision denying Inmet the pre-judgment interest. A letter of credit in the approximate amount of C$95 million was posted on August 20, 2002 by HCI with the British Columbia Court of Appeal, pending a decision on the appeal.

     On April 30, 1998, we were added as a defendant in a class action lawsuit initiated against Bre-X Minerals Ltd., certain of its directors and officers or former directors and officers and others in the United States District Court for the Eastern District of Texas, Texarkana Division. The class action alleges, among other things, that statements made by us in connection with our efforts to secure the right to develop and operate the Busang gold deposit in East Kalimantan, Indonesia were materially false and misleading and omitted to state material facts relating to the preliminary due diligence investigation undertaken by us in late 1996. On July 13, 1999, the Court dismissed the claims against us and several other defendants on the grounds that the plaintiffs had failed to state a claim under United States securities laws. On August 19, 1999, the plaintiffs filed an amended complaint restating their claims against us and certain other defendants and on June 14, 2000 filed a further amended complaint, the Fourth Amended Complaint. On March 31, 2001, the Court granted in part and denied in part our Motion to Dismiss the Fourth Amended Complaint. As a result, we remain a defendant in the case. We believe that the remaining claims against us are without merit. We filed our formal answer to the Fourth Amended Complaint on April 27, 2001 denying all relevant allegations of the plaintiffs against us. Discovery in the case has been stayed by the Court pending the Court's decision on whether or not to certify the case as a class action. The amount of potential loss, if any, which we may incur arising out of the plaintiffs claims is not currently determinable.

     From time to time, we are involved in various claims, legal proceedings and complaints arising in the ordinary course of business. We are also subject to reassessment for income and mining taxes for certain years. We do not believe that adverse decisions in any pending or threatened proceedings related to any potential tax assessments or other matters, or any amount which we may be required to pay by reason thereof, will have a material adverse effect on our financial condition or future results of operations.



                                       27
BARRICK THIRD QUARTER REPORT 2002     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7    SEGMENT INFORMATION

------------------------------------------------------------      ------------------------------------------------------------
                            Three months        Nine months                                   Three months        Nine months
                                   ended              ended                                          ended              ended
                           September 30,      September 30,                                  September 30,      September 30,
                           2002     2001      2002     2001                                  2002     2001      2002     2001
------------------------------------------------------------      ------------------------------------------------------------
                                                                  Income before income
Gold sales                                                             taxes
   Goldstrike              $162     $159      $495    $ 573          Goldstrike                12       23        52      129
   Pierina                   74       81       207      213          Pierina                   15       21        44       55
   Eskay Creek               30       26        90       77          Eskay Creek               14       11        46       34
   Bulyanhulu                28       27        92       48          Bulyanhulu                 -        2         7        4
   Kalgoorlie                32       28        91       94          Kalgoorlie                 6        7        16       23
   Hemlo                     22       23        67       71          Hemlo                      6       11        12       19
   Plutonic                  30       24        77       72          Plutonic                  11        8        27       25
   Round Mountain            36       30       103       94          Round Mountain             9        6        27       24
   Other                     59       68       219      241          Other                     15        4        48       11
------------------------------------------------------------      ------------------------------------------------------------
                            473      466     1,441    1,483                                    88       93       279      324
------------------------------------------------------------      ------------------------------------------------------------
Operating costs                                                   Exploration and
   Goldstrike               112      112       331      355        business development       (30)     (22)      (77)     (76)
   Pierina                   19       13        52       33       Corporate expenses, net     (19)     (17)      (65)     (50)
   Eskay Creek                4        5        10       13       Non-hedge derivative
   Bulyanhulu                19       17        58       30           gain (loss)              (3)      (3)        8       30
   Kalgoorlie                22       17        61       58       Income taxes                 (2)       8        (6)     (24)
   Hemlo                     14       12        48       47       ------------------------------------------------------------
                                                                  Net Income                  $34      $59      $139     $204
   Plutonic                  16       13        42       38       ------------------------------------------------------------
   Round Mountain            21       20        60       57       Capital expenditures
   Other                     32       44       125      171          Goldstrike               $36      $61      $113     $196
------------------------------------------------------------         Bulyanhulu                12       21        44      125
                            259      253       787      802          Pierina                    7        9        16       16
------------------------------------------------------------         Eskay Creek                5        5         8        8
Amortization                                                         Kalgoorlie                 4        2         7        6
   Goldstrike                38       24       112       89          Hemlo                      2        3         5        4
   Pierina                   40       47       111      125          Plutonic                   6        3        14        7
   Eskay Creek               12       10        34       30          Round Mountain             1        3         7       12
   Bulyanhulu                 9        8        27       14          Pascua-Lama                3       10         9       57
   Kalgoorlie                 4        4        14       13          Cowal                      5       12         7       13
   Hemlo                      2        -         7        5          Other                      7       26        26       41
   Plutonic                   3        3         8        9       ------------------------------------------------------------
   Round Mountain             6        4        16       13                                   $88     $155      $256     $485
   Other                     12       20        46       59       ------------------------------------------------------------
------------------------------------------------------------
                            126      120       375      357
------------------------------------------------------------




                                       28
BARRICK THIRD QUARTER REPORT 2002     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8    COMPREHENSIVE INCOME

-----------------------------------------------------------------------------------------------------------------------
                                                                            Three months ended       Nine months ended
                                                                                 September 30,           September 30,
                                                                                2002      2001         2002       2001
-----------------------------------------------------------------------------------------------------------------------
Net income                                                                   $    34     $  59      $   139     $  204
Foreign currency translation adjustments                                         (11)       --          (23)        --
Transfers of (gains) losses on derivative instruments to earnings (note 5C)       (3)        6          (13)        24
Change in fair value of cash flow hedges (note 5C)  (net of tax effects)         (12)       --           11         --
SFAS 133 transition adjustment                                                     -        --            -        (35)
Other                                                                             (1)       --           (4)        --
-----------------------------------------------------------------------------------------------------------------------
Comprehensive income                                                         $     7     $  65      $   110     $  193
-----------------------------------------------------------------------------------------------------------------------

9    RECONCILIATION OF NET INCOME TO CASH PROVIDED BY OPERATING ACTIVITIES

--------------------------------------------------------------------------------------------------
                                                       Three months ended       Nine months ended
                                                            September 30,           September 30,
                                                           2002      2001         2002       2001
--------------------------------------------------------------------------------------------------
Net income                                              $    34    $   59      $   139    $   204
Adjustments:
  Amortization                                              126       120          375        357
  Amortization of deferred stripping costs                   39        19          101         97
  Deferred income taxes                                      (3)       (5)          (9)        (1)
  Reclamation and closure costs, net                        (13)        3          (17)        --
  Payment of taxes on development costs                      --        --            --        (5)
  Other items                                                 3        16          (42)        22
  Changes in operating assets and liabilities:
  Accounts receivable                                        --        58           (5)        77
  Inventories and other current assets                       (1)      (27)          34        (31)
  Accounts payable and accrued liabilities                  (29)      (62)         (92)      (141)
--------------------------------------------------------------------------------------------------
  Cash provided by operating activities                 $   156    $  181      $   484    $   579
--------------------------------------------------------------------------------------------------




                                       29
BARRICK THIRD QUARTER REPORT 2002     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10   HOMESTAKE CANADA INC. ("HCI")

In connection with a 1998 acquisition, HCI issued 11.1 million HCI exchangeable shares. Each HCI exchangeable share is exchangeable for 0.53 of a Barrick common share at any time at the option of the holder and has essentially the same voting, dividend (payable in Canadian dollars), and other rights as 0.53 of a Barrick common share. A share of special voting stock, which was issued to the transfer agent in trust for the holders of the HCI exchangeable shares, provides the mechanism for holders of the HCI exchangeable shares to receive their voting rights.

     As at September 30, 2002, 1.6 million of the HCI exchangeable shares were outstanding and are equivalent to 0.8 million Barrick common shares. As at September 30, 2002, we had reserved 0.8 million Barrick shares for issuance on exchange of the HCI exchangeable shares outstanding.

     Summarized consolidated financial information for HCI is as follows:

--------------------------------------------------------------------------------
                                         September 30, 2002    December 31, 2001
--------------------------------------------------------------------------------
Current assets                                        $  70               $  43
Non-current assets                                      272                 345
--------------------------------------------------------------------------------
Total assets                                          $ 342               $ 388
--------------------------------------------------------------------------------
Other current liabilities                             $  74               $  76
Notes payable                                           416                 416
Other long-term liabilities                              18                  12
Deferred income taxes                                   122                 121
Shareholders' equity                                   (288)               (237)
--------------------------------------------------------------------------------
Total liabilities and shareholders' equity            $ 342               $ 388
--------------------------------------------------------------------------------



--------------------------------------------------------------------------------
                                      Three months ended      Nine months ended
                                           September 30,          September 30,
                                       2002         2001      2002         2001
--------------------------------------------------------------------------------
Total revenues and other income        $ 38      $    55      $141        $ 102
Less: costs and expenses                 36           62       138          121
--------------------------------------------------------------------------------
Income (loss) before taxes             $  2      $    (7)     $  3        $ (19)
--------------------------------------------------------------------------------
Net (loss)                             $ (2)     $    (5)     $ (7)       $ (14)
--------------------------------------------------------------------------------




BARRICK THIRD QUARTER REPORT 2002     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Mine Statistics

                                                                            UNITED STATES
                                     --------------------------------------------------------------------------------------------
                                                Betze-Post                  Meikle        Goldstrike Total         Round Mountain
Three months ended September 30,          2002        2001        2002        2001        2002        2001        2002       2001
----------------------------------------------------------    --------------------    --------------------    -------------------
Tons mined (thousands)                  35,456      35,809         411         363      35,867      36,172       7,984      9,229
Tons processed (thousands)               2,704       2,359         423         415       3,127       2,774       7,425      5,892
Average grade (ounces per ton)           0.151       0.169       0.389       0.533       0.189       0.223       0.019      0.016
Recovery rate (percent)                   82.0%       82.5%       91.1%       93.4%       84.9%       86.4%        N/A        N/A
----------------------------------------------------------    --------------------    --------------------    -------------------
Production (thousands of ounces)           334         329         150         207         484         536         100        103

Production costs per ounce
    Cash operating costs              $    239    $    228    $    190    $    124    $    223    $    189    $    160   $    166
    Royalties and production taxes           8           8          16          16          10          11          14         14
----------------------------------------------------------    --------------------    --------------------    -------------------
    Total cash costs                       247         236         206         140         233         200         174        180
    Amortization                            58          53         123          47          79          51          56         43
    Reclamation                              4           3           2           2           3           3          16         15
----------------------------------------------------------    --------------------    --------------------    -------------------
Total production costs                $    309    $    292    $    331    $    189    $    315    $    254    $    246   $    238
----------------------------------------------------------    --------------------    --------------------    -------------------
Capital expenditures (US$ millions)   $     28    $     40    $      8    $     21    $     36    $     61    $      1   $      3
----------------------------------------------------------    --------------------    --------------------    -------------------


Nine months ended September 30,           2002        2001        2002        2001        2002        2001        2002       2001
----------------------------------------------------------    --------------------    --------------------    -------------------
Tons mined (thousands)                 108,775     117,472       1,194       1,023     109,969     118,495      24,214     26,234
Tons processed (thousands)               7,624       6,583       1,190       1,021       8,814       7,604      23,877     21,827
Average grade (ounces per ton)           0.158       0.210       0.413       0.584       0.198       0.260       0.019      0.017
Recovery rate (percent)                   83.1%       85.5%       91.0%       93.2%       85.7%       87.9%        N/A        N/A
----------------------------------------------------------    --------------------    --------------------    -------------------
Production (thousands of ounces)         1,004       1,184         448         556       1,452       1,740         289        301

Production costs per ounce
    Cash operating costs              $    224    $    212    $    191    $    126    $    214    $    184    $    167   $    167
    Royalties and production taxes           6           9          13          16           8          11          13         11
----------------------------------------------------------    --------------------    --------------------    -------------------
    Total cash costs                       230         221         204         142         222         195         180        178
    Amortization                            58          51         117          47          76          50          53         45
    Reclamation                              4           3           2           2           3           3          16         16
----------------------------------------------------------    --------------------    --------------------    -------------------
Total production costs                $    292    $    275    $    323    $    191    $    301    $    248    $    249   $    239
----------------------------------------------------------    --------------------    --------------------    -------------------
Capital expenditures (US$ millions)   $     84    $    124    $     29    $     72    $    113    $    196    $      7   $     12
----------------------------------------------------------    --------------------    --------------------    -------------------


BARRICK THIRD QUARTER REPORT 2002      31                        MINE STATISTICS

Mine Statistics

                                                                              AUSTRALIA
                                      -------------------------------------------------------------------------------------
                                                 Plutonic                Darlot               Lawlers            Kalgoorlie
Three months ended September 30,          2002       2001       2002       2001       2002       2001       2002       2001
---------------------------------------------------------    ------------------    ------------------    ------------------
Tons mined (thousands)                   4,047      2,759        215        217      1,999        198     11,491     11,722
Tons processed (thousands)                 909        879        216        207        177        200      1,702      1,618
Average grade (ounces per ton)           0.098      0.093      0.175      0.156      0.176      0.129      0.059      0.061
Recovery rate (percent)                   89.8%      91.7%      97.2%      96.7%      97.6%      95.7%      82.1%      82.4%
---------------------------------------------------------    ------------------    ------------------    ------------------
Production (thousands of ounces)            81         76         38         31         30         25         94         84

Production costs per ounce
    Cash operating costs               $   179    $   146    $   156    $   158    $   161    $   185    $   221    $   193
    Royalties and production taxes           8          8          8          6          7          6          7          6
---------------------------------------------------------    ------------------    ------------------    ------------------
    Total cash costs                       187        154        164        164        168        191        228        199
    Amortization                            31         45         42         45         34         49         47         46
    Reclamation                              2          4          2          2          5          5          5          4
---------------------------------------------------------    ------------------    ------------------    ------------------
Total production costs                 $   220    $   203    $   208    $   211    $   207    $   245    $   280    $   249
---------------------------------------------------------    ------------------    ------------------    ------------------
Capital expenditures (US$ millions)    $     6    $     3    $     3    $     1    $     2    $  --      $     4    $     2
---------------------------------------------------------    ------------------    ------------------    ------------------


Nine months ended September 30,           2002       2001       2002       2001       2002       2001       2002       2001
---------------------------------------------------------    ------------------    ------------------    ------------------
Tons mined (thousands)                  10,803      9,435        629        588      2,786        470     34,181     34,779
Tons processed (thousands)               2,594      2,608        629        596        535        579      5,266      4,892
Average grade (ounces per ton)           0.096      0.098      0.174      0.166      0.163      0.130      0.060      0.067
Recovery rate (percent)                   89.9%      90.8%      97.1%      96.5%      97.1%      94.9%      83.2%      84.5%
---------------------------------------------------------    ------------------    ------------------    ------------------
Production (thousands of ounces)           223        227        105         95         85         71        262        291

Production costs per ounce
    Cash operating costs               $   175    $   154    $   161    $   161    $   168    $   199    $   213    $   183
    Royalties and production taxes           8          8          8          6          8          6          7          7
---------------------------------------------------------    ------------------    ------------------    ------------------
    Total cash costs                       183        162        169        167        176        205        220        190
    Amortization                            34         42         44         42         36         46         52         44
    Reclamation                              2          5          2          2          4          5          6          7
---------------------------------------------------------    ------------------    ------------------    ------------------
Total production costs                 $   219    $   209    $   215    $   211    $   216    $   256    $   278    $   241
---------------------------------------------------------    ------------------    ------------------    ------------------
Capital expenditures (US$ millions)    $    14    $     7    $     5    $    10    $     4    $     4    $     7    $     6
---------------------------------------------------------    ------------------    ------------------    ------------------


BARRICK THIRD QUARTER REPORT 2002      32                        MINE STATISTICS

Mine Statistics

                                                                              CANADA
                                                ------------------------------------------------------------
                                                            Hemlo           Eskay Creek       Holt-McDermott
Three months ended September 30,                    2002     2001         2002     2001        2002     2001
-----------------------------------------------------------------     -----------------     ----------------
Tons mined (thousands)                               995      940           60       57         118      120
Tons processed (thousands)                           455      488           65       57         119      128
Average grade (ounces per ton)                     0.146    0.143        1.448    1.515       0.168    0.170
Recovery rate (percent)                            95.7%    92.7%        91.2%    93.7%       94.7%    94.9%
-----------------------------------------------------------------     -----------------     ----------------
Production (thousands of ounces)                      63       67           85       79          19       21

Production costs per ounce
    Cash operating costs                           $ 237    $ 200         $ 39     $ 55       $ 174    $ 132
    Royalties and production taxes                     7        5            4        4           -        1
-----------------------------------------------------------------     -----------------     ----------------
    Total cash costs                                 244      205           43       59         174      133
    Amortization                                      37       37          134      125         100       90
    Reclamation                                        4        5            1        1           5        4
-----------------------------------------------------------------     -----------------     ----------------
Total production costs                             $ 285    $ 247        $ 178    $ 185       $ 279    $ 227
-----------------------------------------------------------------     -----------------     ----------------
Capital expenditures (US$ millions)                  $ 2      $ 3          $ 5      $ 5         $ 2      $ 1
-----------------------------------------------------------------     -----------------     ----------------


Nine months ended September 30,                     2002     2001         2002     2001        2002     2001
-----------------------------------------------------------------     -----------------     ----------------
Tons mined (thousands)                             3,012    2,536          185      168         378      356
Tons processed (thousands)                         1,413    1,434          189      169         378      364
Average grade (ounces per ton)                     0.139    0.157        1.498    1.545       0.173    0.164
Recovery rate (percent)                            94.4%    92.8%        92.5%    93.2%       94.7%    95.3%
-----------------------------------------------------------------     -----------------     ----------------
Production (thousands of ounces)                     186      217          262      238          62       57

Production costs per ounce
    Cash operating costs                           $ 234    $ 203         $ 32     $ 48       $ 166    $ 167
    Royalties and production taxes                     8        6            4        4           -        2
-----------------------------------------------------------------     -----------------     ----------------
    Total cash costs                                 242      209           36       52         166      169
    Amortization                                      37       32          130      126          93       88
    Reclamation                                        4        4            1        1           4        4
-----------------------------------------------------------------     -----------------     ----------------
Total production costs                             $ 283    $ 245        $ 167    $ 179       $ 263    $ 261
-----------------------------------------------------------------     -----------------     ----------------
Capital expenditures (US$ millions)                  $ 5      $ 4          $ 8      $ 8         $ 5      $ 5
-----------------------------------------------------------------     -----------------     ----------------


BARRICK THIRD QUARTER REPORT 2002      33                        MINE STATISTICS

Mine Statistics
                                               PERU                TANZANIA
                                        -----------------      ---------------
                                                  Pierina           Bulyanhulu
Three months ended September 30,          2002       2001        2002     2001
---------------------------------------------------------      ---------------
Tons mined (thousands)                   8,204      7,856         241      152
Tons processed (thousands)                   -          -         265      282
Average grade (ounces per ton)           0.083      0.109       0.376    0.369
Recovery rate (percent)                      -          -       86.5%    81.9%
---------------------------------------------------------      ---------------
Production (thousands of ounces)           219        265          86       85

Production costs per ounce
    Cash operating costs                  $ 77       $ 40       $ 192    $ 191
    Royalties and production taxes           -          -           7        8
---------------------------------------------------------      ---------------
    Total cash costs                        77         40         199      199
    Amortization                           180        185          99       97
    Reclamation                             10          8           1        1
---------------------------------------------------------      ---------------
Total production costs                   $ 267      $ 233       $ 299    $ 297
---------------------------------------------------------      ---------------
Capital expenditures (US$ millions)        $ 7        $ 9        $ 12     $ 21
---------------------------------------------------------      ---------------


Nine months ended September 30,           2002       2001        2002     2001
---------------------------------------------------------      ---------------
Tons mined (thousands)                  23,446     22,691         684      302
Tons processed (thousands)                   -          -         801      506
Average grade (ounces per ton)           0.075      0.103       0.371    0.363
Recovery rate (percent)                      -          -       85.2%    81.0%
---------------------------------------------------------      ---------------
Production (thousands of ounces)           617        692         256      149

Production costs per ounce
    Cash operating costs                  $ 74       $ 40       $ 195    $ 194
    Royalties and production taxes           -          -           8        8
---------------------------------------------------------      ---------------
    Total cash costs                        74         40         203      202
    Amortization                           180        188          95       94
    Reclamation                             10          8           1        1
---------------------------------------------------------      ---------------
Total production costs                   $ 264      $ 236       $ 299    $ 297
---------------------------------------------------------      ---------------
Capital expenditures (US$ millions)       $ 16       $ 16        $ 44    $ 125
---------------------------------------------------------      ---------------


BARRICK THIRD QUARTER REPORT 2002      34                        MINE STATISTICS

CORPORATE OFFICE
Barrick Gold Corporation
Royal Bank Plaza, South Tower, Suite 2700
200 Bay Street, P.O. Box 119
Toronto, Canada  M5J 2J3
Tel: (416) 861-9911     Fax: (416) 861-0727
Toll-free within Canada and United States: 1-800-720-7415
Email:  investor@barrick.com
Web site:  www.barrick.com

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TRANSFER AGENTS AND REGISTRARS
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Tel:  (201) 329-8660
Toll-free number within the United States:
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INVESTOR CONTACTS:            MEDIA CONTACT:
Richard Young                 Vincent Borg
Vice President,               Vice President,
Investor Relations            Corporate Communications
Tel:  (416) 307-7431          Tel:  (416) 307-7477
Email: ryoung@barrick.com     Email: vborg@barrick.com

Kathy Sipos
Manager, Investor Relations
Tel: (416) 307-7441
Email: ksipos@barrick.com

Sandra Grabell
Investor Relations Specialist
Tel: (416) 307-7440
Email: sgrabell@barrick.com


Certain statements included herein, including those regarding, production, realized gold prices and costs constitute "forward looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of Barrick or of the gold mining industry to be materially different from future results, performance or achievements expressed or implied by those forward looking statements. These risks, uncertainties and other factors include, but are not limited to, changes in the worldwide price of gold or certain other commodities and currencies and the risks involved in the exploration, development and mining business. These factors are discussed in greater detail in Barrick's most recent Annual Information Form and Management's Discussion and Analysis of Financial and Operating Results" on file with the U.S. Securities and Exchange Commission and Canadian provincial securities regulatory authorities.

     For a description of the key assumptions, parameters and methods used in calculating Barrick's reserves and resources, including the resource at the Alto Chicama property, see Barrick's most recent Annual Information Form referred above, and Barrick's press releases of July 10, and September 17, 2002.


BARRICK THIRD QUARTER REPORT 2002                            SUMMARY INFORMATION